

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 2, 2007

Mr. Chet Idziszek
President and Chief Executive Officer
Oromin Explorations Ltd.
Suite 2000 – 1055 West Hastings Street
Vancouver, BC, Canada   V6E 2E9

> **Re: Oromin Explorations Ltd.**
> **Form 20-F/A1 for the Fiscal Year Ended February 28, 2006**
> **Filed February 1, 2007**
> **Form 20-F for the Fiscal Year Ended February 28, 2006**
> **Filed June 27, 2006**
> **Supplemental Response Letter Dated January 23, 2007**
> **File No. 000-30614**

Dear Mr. Idziszek:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief